EXHIBIT 99.1

First Mining Initiates Permitting Process for the Springpole Project

VANCOUVER, British Columbia, March 07, 2018 (GLOBE NEWSWIRE) -- First Mining Gold Corp. (“First Mining” or the “Company”) (TSX:FF) (OTCQX:FFMGF) (Frankfurt:FMG) is pleased to announce that a Project Description for the Springpole Gold Project (“Springpole” or the “Project”) has been submitted to, and subsequently accepted by, the Canadian Environmental Assessment Agency (“the Agency”).  Acceptance of the Project Description by the Agency initiates the comment period for the screening process to determine whether a federal Environmental Assessment (“EA”) is required for Springpole.

Jeff Swinoga, Chief Executive Officer of First Mining, stated “We believe our Springpole gold project has the potential to become one of Canada’s largest new gold mines, and we are very pleased to have commenced the Environmental Assessment process, a step which marks the first major permitting milestone for Springpole. Our very experienced team, with our values-based culture, look forward to working diligently and respectfully with all stakeholders throughout the EA process.”

Having accepted the Project Description, the Agency has posted a summary of the Project Description on the Canadian Environmental Assessment Registry Internet Site (“CEARIS”) at http://www.ceaa.gc.ca/050/document-eng.cfm?document=121863.  It now has 45 calendar days, including a 20-day public comment period (the “Review Period”), to determine whether a Federal EA is required for Springpole.  The Company expects an EA will be required due to the criteria set forth under the Canadian Environmental Assessment Act, 2012 (the “CEAA 2012”) and associated Regulations.  The Company intends to make all official EA-related documents available for viewing on its website at www.firstmininggold.com.  These documents will also be available on CEARIS.  Upon determination that an EA is required, the Agency will commence the comment period on the draft Environmental Impact Statement (“EIS”) Guidelines (the “Guidelines”).  The Agency relies upon the Project Description, consultation with Indigenous groups and public comments to develop the Guidelines which First Mining will then follow to prepare the EIS.  The EIS Guidelines describe the nature, scope and extent of information for the EA, including the environmental effects that the EA must consider.

In summary, as per CEAA 2012, the Company expects to follow the steps listed below to complete the federal EA process for Springpole:

  The Agency determines whether the Project Description is sufficient and accepts the Project Description to initiate the screening process (this first 10-day step has been completed).

  The screening process commences when the accepted Project Description is posted on CEARIS and is available for review and comments from the public.

  The Agency reviews the Project Description for 45 calendar days to determine whether an EA is required for Springpole – this includes a 20-day public comment period.

  If the Agency determines that an EA is required for Springpole, it will prepare and issue draft EIS Guidelines for the Project, which will be available for public review and comments.

  The Agency considers any public comments received on the draft EIS Guidelines, including comments from Indigenous groups and federal departments, then issues the final EIS Guidelines to the Company.

  With input from all stakeholders, including Indigenous groups, the Company completes its environmental studies, prepares its EIS in accordance with the Guidelines and submits the completed EIS to the Agency for review and public comments.

  After considering any public comments received on the EIS, the Agency drafts its EA Report (the “Report”) for the Project, solicits public comments on the draft Report, then finalizes the Report and submits it to the federal Minister of Environment and Climate Change.

  The federal Minister of Environment and Climate Change issues his or her EA decision statement, thus concluding the EA process.

  If the federal Minister of Environment and Climate Change determines that the Project is not likely to cause significant adverse environmental effects, the Project can then enter the permitting phase in which all permits necessary to begin construction can proceed.

  Indigenous and public consultation is integrated throughout the entire EA and permitting phase, with all stakeholders given four opportunities to provide comments at different stages of the federal EA process.

First Mining has already begun consultation efforts with local Indigenous communities within the Springpole area to support the EA process.  These consultation efforts with Indigenous communities will be ongoing throughout the EA process, including consultation with local municipalities, government agencies, non-governmental organizations and other stakeholders.

In parallel with the federal EA process, First Mining has also commenced discussions with the Ontario Ministry of the Environment and Climate Change (“MOECC”) for the purposes of entering into a Voluntary Agreement with the MOECC for Springpole and thus initiating an individual provincial EA under the Ontario Environmental Assessment Act.  A decision from MOECC on this is expected soon, after which Terms of Reference (“ToR”) for the provincial EA will be prepared and submitted to MOECC for review.

The ToR determines the scope of the provincial EA and what alternatives must be assessed as well as environmental aspects that could be impacted by the Project that the provincial EA must consider.  These aspects are prepared by First Mining.

ABOUT FIRST MINING GOLD CORP.

First Mining Gold Corp. is an emerging development company with a diversified portfolio of gold projects in North America. Having assembled a large resource base of seven million ounces of gold in the Measured and Indicated categories and five million ounces of gold in the Inferred category in mining friendly jurisdictions of eastern Canada, First Mining is now focused on advancing its assets towards production. The Company currently holds a portfolio of 25 mineral assets in Canada, Mexico and the United States with a focus on gold.

For further information, please contact:

Derek Iwanaka
Vice President Investor Relations
Toll-Free: 1-844-306-8827
Email: info@firstmininggold.com
Website: www.firstmininggold.com

ON BEHALF OF FIRST MINING GOLD CORP.

“Keith Neumeyer”

Keith Neumeyer
Chairman

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information” and "forward-looking statements” (collectively "forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995.  These forward-looking statements are made as of the date of this news release.  Forward-looking statements are frequently, but not always, identified by words such as "expects”, "anticipates”, "believes”, “plans”, “projects”, "intends”, "estimates”, “envisages”, "potential”, "possible”, “strategy”, “goals”, “objectives”, or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the issuance by the Agency of the EIS Guidelines after the completion of the Review Period; (ii) the commencement of the federal EA process; (iii) the Springpole Project being posted on CEARIS and the availability of EA-related documents on such site; (iv) continued consultation efforts with Indigenous communities, and with local municipalities, government agencies and non-governmental organizations, and the outcome of such consultation efforts; and (v) the preparation of ToR for a provincial EA and their submission to MOECC.  All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them.  The most significant assumptions are set forth above, but generally these assumptions include: (i) the successful completion of the federal and provincial EA processes; (ii) the success of consultations with Indigenous communities, and with local municipalities, government agencies and non-governmental organizations; and (iii) no material issues being raised during the permitting phase of the Springpole Project.  Although the Company’s management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience.  We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements.  These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur as forecast, but specifically include, without limitation: (i) risks relating to any material issues that may be identified during the federal or provincial EA process; (ii) risks relating to consultation efforts with various stakeholders; (iii) general risks related to permitting activities; (iv) developments in world metals markets; (v) risks relating to fluctuations in the Canadian dollar relative to the US dollar; (vi) management’s discretion to refocus the Company’s exploration efforts and/or alter the Company’s short and long term business plans; and (vii) the additional risks described in First Mining's Annual Information Form for the year ended December 31, 2016 filed with the Canadian securities regulatory authorities under the Company’s SEDAR profile at www.sedar.com, and in First Mining’s Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive.  When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.  First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

Cautionary Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws.  Unless otherwise indicated, all resource and reserve estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101”) and the Canadian Institute of Mining, Metallurgy, and Petroleum 2014 Definition Standards on Mineral Resources and Mineral Reserves.  NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission ("SEC”), and mineral resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies.  In particular, and without limiting the generality of the foregoing, the term "resource” does not equate to the term "reserves”.  Under U.S. standards, mineralization may not be classified as a "reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources”, "indicated mineral resources” or "inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves” by U.S. standards in documents filed with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  U.S. investors should also understand that "inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an "inferred mineral resource” will ever be upgraded to a higher category.  Under Canadian rules, estimated "inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases.  Investors are cautioned not to assume that all or any part of an "inferred mineral resource” exists or is economically or legally mineable.  Disclosure of "contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves” by SEC standards as in-place tonnage and grade without reference to unit measures.  The requirements of NI 43-101 for identification of "reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as "reserves” under SEC standards.  Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.